Exhibit 99.1

INTEC PHARMA LTD.

2015 EQUITY INCENTIVE PLAN

1.	Purpose

The purpose of this 2015 Equity Incentive Plan is to secure for Intec Pharma Ltd. and its shareholders the benefits arising from the provision of share based Awards to employees, officers, directors and Consultants of the Company and its Affiliates (as defined below), who are expected to contribute to the Company’s future growth and success. The Plan is intended to enable the Company to issue Awards under various tax regimes.

2.	Definitions

2.1	Defined Terms

Initially capitalized terms, as used in this Plan, shall have the meaning ascribed thereto as set forth below:

“Administrator”	means the Board of Directors, or a committee or any other person or persons, to which the Board of Directors shall have delegated power to act on its behalf with respect to the Plan, provided, however, that the composition of such committee shall at all times be in compliance with any mandatory requirements under any applicable Law

“Affiliate(s)”	means a present or future company that either (i) Controls Intec Pharma Ltd. or is Controlled by Intec Pharma Ltd., or (ii) is Controlled by the same person or entity that Controls Intec Pharma Ltd.

“Allocate” or “Allocated”	with respect to Awards, means the allocation of Awards by the Company to a Participant.

“Award(s)”	means any Option granted to a Participant under the Plan.

“Board of Directors”	means the Board of Directors of the Company.

“Cause”	means, when used in connection with the termination of a Participant’s employment with, or service to the Company or an Affiliate, as a result of a basis for termination, including, but not limited to: dishonesty toward the Company or Affiliate, insubordination, substantial malfeasance or nonfeasance of duty, unauthorized disclosure of confidential information, and conduct substantially prejudicial to the business of the Company or Affiliate; or, any substantial breach by the Participant of (i) his or her employment or service agreement or (ii) any other obligations toward Company or Affiliate.

“Code”	means the United States Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

“Commencement Date”	means the date of commencement of the vesting schedule with respect to a Grant of Awards which, unless otherwise determined by the Administrator, shall be the date on which such Grant of Awards shall be Allocated.

“Company”	means Intec Pharma Ltd., a company incorporated under the laws of the State of Israel.

“Consultant”	means any person, including an advisor, engaged by the Company or its Affiliates to render services to such entity.

“Control” or “Controlled”	shall have the meaning ascribed thereto in Section 102.

“Disability”	means physical or mental impairment or sickness of a Participant, making it impossible for the Participant to continue such Participant’s employment with or service to the Company or Affiliate.

“Effective Date”	means the date in which the Plan shall take effect upon its adoption by the Board of Directors.

“Exercise Price”	means, the price determined by the Administrator in accordance with Section 6.4 below which is to be paid to the Company in order to exercise a Granted Option and convert such Option into an Underlying Share.

“Grant Letter”	means a letter from the Company or Affiliate to a Participant in which the Participant is notified of the decision to Grant to the Participant Awards according to the terms of the Plan. The Grant Letter shall specify (i) the Tax Track under which the Award is Granted, including the Section 102 Tax Track that the Company chose (if applicable); (ii) the Exercise Price in the case of Options; (iii) the number of Awards Granted to the Participant; and (iv) the vesting schedule.

“Grant of Awards”	with respect to Awards, means the grant of Awards by the Company to a Participant pursuant to a Letter of Grant

“Holding Period”	means with regard to Section 102 Awards Granted under Section 102, the period in which the Allocated Awards granted to a Participant or, upon exercise of Options, the Underlying Shares, are to be held by the Trustee on behalf of the Participant, in accordance with Section 102, and pursuant to the Section 102 Tax Track which the Company selects.

“Incentive Stock Options” or “ISO”	means Options Granted to Non-Israeli Participants, in accordance with the provisions of section 422 of the Code.

“Israeli Participant”	means an Israeli resident who is an employee, officer or director of the Company or any Affiliate (provided that such person does not Control the Company as such term is defined in the Tax Ordinance), on behalf of whom an Award is Granted pursuant to Section 102.

“ITA”	Israeli Tax Authority.

“Law”	means the laws of the State of Israel as are in effect from time to time and any US law applicable to Options Granted to Non-Israeli Participants.

“Merger Transaction”	(i) a sale of all or substantially all of the assets of the Company; or (ii) a sale (including an exchange) of all or substantially all of the shares of the capital stock of the Company; or (iii) a merger, consolidation or like transaction of the Company into another corporation in which the holders of the Company’s outstanding share capital immediately before such consolidation or merger do not, immediately after such consolidation or merger, retain either (x) stock representing a majority of the voting power of the surviving entity, or (y) stock representing a majority of the voting power of an entity that wholly owns, directly or indirectly, the surviving entity.

“Notice of Exercise”	shall have the meaning set forth in Section 6.7 below.

“Option”	means an option to purchase one Share of the Company.

“Non-Israeli Participant”	means a non-Israeli resident, on behalf of whom an Award is Granted.

“Non-Qualified Israeli Participant”	means an Israeli resident is not qualified to receive Options under the provisions of Section 102, on behalf of whom an Option is Granted pursuant to Section 3(i).

“Non-Qualified Stock Option”	means any Option granted to a person who is deemed to be a resident of the U.S. for purposes of taxation, which Option is not designated as, or does not meet the conditions for, an Incentive Stock Option.

“Parent”	means any company (other than the Company), which now exists or is hereafter organized, (i) in an unbroken chain of companies ending with the Company if, at the time of granting an Award, each of the companies (other than the Company) owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable, as defined in Section 424(e) of the Code.

“Participant”	means an Israeli Participant, or a Non-Qualified Israeli Participant, or a Non-Israeli Participant.

“Plan”	means this 2015 Equity Incentive Plan, as may be amended from time to time.

“Retirement”	means the termination of a Participant’s employment as a result of his or her reaching the earlier of (i) the age of retirement as defined by Law; or (ii) the age of retirement specified in the Participant’s employment agreement.

“Section 102”	means Section 102 of the Tax Ordinance as amended from time to time.

“Section 102 Award”	means an Award granted under the provisions of Section 102 to an Israeli Participant.

“Section 102 Tax Track(s)”	means one of the three Tax Tracks included under Section 102: (1) the “Capital Gains Track Through a Trustee”; (2) “Income Tax Track Through a Trustee”; or (3) the “Income Tax Track Without a Trustee”.

“Section 102 Rules” or “Rules”	means the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003 as amended from time to time.

“Section 3(i)” or “Section 3(i) Rules”	means section 3(i) of the Israeli Tax Ordinance and the applicable rules thereto or under applicable regulations.

“Section 3(i) Options Award”	means an Option granted under the provisions of Section 3(i) to Non-Qualified Israeli Participant.

“Share(s)”	means an ordinary share of the Company, having no par value .

“Subsidiary”	means a subsidiary of the Company as defined in the Code.

“Tax Ordinance”	means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

“Tax Track”	means one of the five tax tracks described in sections 7.1-7.5 to this Plan, including one of the three Section 102 Tax Tracks.

“Tax Provision”	means, with respect to the Grant of Awards, the provisions of one of the Tax Tracks.

“Ten-Percent-Shareholder”	mean a Participant who, at the time an Incentive Stock Option is granted, owns (directly, or by reason of the attribution rules of Section 424(d) of the Code) shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary.

“Term of the Awards”	means, with respect to Granted but unexercised Awards, the time period set forth in Section 11 below.

“Trustee”	means a Trustee appointed by the Company to hold in trust, Allocated Awards and the Underlying Shares issued upon exercise of such Awards, on behalf of Participants.

“Underlying Shares”	means ordinary shares of the Company, having no par value issued or to be issued under Granted Awards all in accordance with the Plan.

2.2	General

Without derogating from the meanings ascribed to the capitalized terms above, all singular references in this Plan shall include the plural and vice versa, and reference to one gender shall include the other, unless otherwise required by the context.

3.	Shares Available for Awards

The total number of Underlying Shares reserved for issuance under the Plan and any modification thereof, shall be determined from time to time by the Board of Directors of the Company and initially shall be 4,500,000 Shares. Such number of Shares shall be subject to adjustment as required for the implementation of the provisions of the Plan, in accordance with Section 4 below.

In the event that Awards allocated under the Plan expire or otherwise terminate in accordance with the provisions of the Plan, such expired or terminated Awards shall become available for future Grants and Allocations under the Plan, unless the Board of Directors decides otherwise.

4.	Adjustments

In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, may (in its sole discretion) adjust the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Award.  Upon the occurrence of any such adjustment, references in this Plan to Shares and Underlying Shares shall be construed to mean the Shares of the Company subject to the Plan as so determined by the Administrator, following such adjustment.

If the Change in Capitalization is the distribution of a cash dividend, the Company shall transfer to the Trustee the amount of dividend resulting from the Underlying Shares held by the Trustee for the benefit of Participants in accordance with the provisions of this Plan. The Trustee shall deduct all applicable taxes from the dividend amount and transfer the remaining dividend amount to such Participants.

5.	Administration of the Plan

5.1	Power

Subject to the Law, the Articles of Association of the Company, and any resolution to the contrary by the Board of Directors, the Administrator is authorized, in its sole and absolute discretion, to exercise all powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan; including, without limitation,

(A)	to determine:

(i)	the Participants in the Plan, and the number of Awards to be Granted for each Participant’s benefit (subject to further approvals if such approvals are required by Law);

(ii)	the time or times at which Awards shall be Granted;

(iii)	the Exercise Price;

(iv)	whether, to what extent, and under what circumstances an Award may be settled, canceled, forfeited, exchanged, or surrendered;

(v)	any terms and conditions in addition to those specified in the Plan under which an Award may be Granted;

(vi)	any measures, and to take actions, as deemed necessary or advisable for the administration and implementation of the Plan;

(vii)	the Fair Market Value of the Shares;

(viii)	the Tax Track; and

(ix)	the vesting schedule, the acceleration thereof and conditions on which Awards may be exercised.

(B)	to interpret the provisions of the Plan and to take all actions resulting therefrom including without limitation:

(i)	subject to Section 6 below, to accelerate the date on which any Allocated Award under the Plan becomes exercisable;

(ii)	to waive or amend Plan provisions relating to exercise of Options, including exercise of Options, after termination of employment, for any reason;

(iii)	to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the Plan but without amending the Plan.

(iv)	to grant to the holder of an outstanding Award, in exchange for the surrender and cancellation of such Award, a new Award having an Exercise Price lower than that provided in the Award so surrendered and canceled and containing such other terms and conditions as the Administrator may prescribe in accordance with the provisions of the Plan; and

(v)	subject to Section 22, amend any of the terms of the Plan, or any prior determinations of the Administrator.

5.2	Limitations

Notwithstanding the provisions of Section 5.1 above, no interpretations, determinations or actions of the Administrator shall contradict the provisions of applicable Law.

6.	Terms And Conditions Of Options

6.1	Conditions for grant of Options

Options may be Granted at any time after:

(A)	the grant has been approved by the necessary corporate bodies of the Company; and

(B)	all other approvals, consents or requirements necessary by Law have been received or met.

6.2	Conditions for Allocation of Options

Options may be Allocated at any time after:

(A)	the Plan has been approved by the necessary corporate bodies of the Company; and

(B)	30 days after a request for approval of the Plan has been submitted for approval to the Israeli Income Tax Authorities pursuant to the requirements of the Tax Ordinance; and

(C)	all other approvals, consents or requirements necessary by Law have been received or met.

6.3	Date of grant or Allocation

(A)	The date on which Options shall be deemed Granted under the Plan shall be the date on which the Company shall notify the Participant in a Grant Letter that such Options have been Granted to the Participant (“Date of Grant”).

(B)	The date on which Options shall be deemed Allocated under the Plan shall be the date on which the Company shall notify the Trustee that such Options have been Allocated in the name of the Trustee on behalf of a Participant (“Date of Allocation”).

(C)	Each Grant Letter shall specifically state the type of Option granted thereunder and the applicable Tax Track.

6.4	Exercise Price

The Exercise Price per Underlying Share deliverable upon the exercise of an Option shall be determined by the Administrator. The Exercise Price shall be set forth in the Grant Letter.

The Exercise Price of an Incentive Stock Options Granted to a Non-Israeli Participant shall not be less than 100% of the Fair Market Value of the Share as defined below or such other price as may be required pursuant to applicable Law or applicable stock exchange rules. If an Incentive Stock Option is Granted to a Non-Israeli Participant who is a Ten-Percent Shareholder, then the Exercise Price shall be no less than 110% of the Fair Market Value of the Share at the Date of Grant. Notwithstanding the foregoing, Incentive Stock Options may be Granted with an Exercise Price other than as required above, pursuant to a Merger Transaction.

The Exercise Price of a Nonqualified Stock Option shall not be less than 100% of the Fair Market Value of the Shares on the Date of Grant unless the Administrator specifically indicates that the Option will have a lower Exercise Price and the Option complies with Section 409A of the Code, provided, however, that the Exercise Price shall not be reduced below the par value of the Underlying Share, if any, or any other minimum exercise price required under applicable Law or stock exchange rules.

In the case of any other Option, the Exercise Price per Underlying Share shall be equal to the Fair Market Value of the Shares on the Date of Grant, or such other price as shall be determined by the Administrator, provided, however, that in no event shall the Exercise Price of an Option be less than the par value of the shares for which such Option is exercisable, if any, or any other minimum exercise price required under applicable Law or stock exchange rules.

This Section 6.4 shall not apply to an Option granted pursuant to assumption of, or substitution for, another option in a manner that complies with Code Section 424(a), whether or not the Option is an Incentive Stock Option.

“Fair Market Value” means, as of any date, the value of the Shares determined as follows:

(A)	if the Shares are listed on any established stock exchange or a national market system, including without limitation the Tel-Aviv Stock Exchange Ltd., and the NASDAQ Stock Market, the Fair Market Value shall be the average closing sales price for such shares (or the closing bid, if no sales were reported), as quoted on such exchange or system over the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period), as reported in the Wall Street Journal, or according to any other source the Administrator deems reliable;

(B)	if the Shares are then quoted in an over-the-counter market, the Fair Market Value shall be the average of closing bid and asked prices for the Shares in that over-the-counter market during the thirty (30) day calendar period preceding the subject date; or

(C)	in the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Administrator; provided, however, that with respect to Nonqualified Stock Options, the Fair Market Value of the Shares shall be determined in a manner that satisfies the applicable requirements of Section 409A of the Code, and with respect to Incentive Stock Options, the Fair Market Value shall be determined in a manner that satisfies the applicable requirements of Section 422 of the Code, subject to Code Section 422(c)(7). The Administrator shall maintain a written record of its method of determining such value.

If the Shares are listed or quoted on more than one established stock exchange or over-the-counter market, the Administrator shall determine the principal exchange or market and utilize the price of the Shares on that exchange or market (determined as per the method described in clauses (A) or (B) above, as applicable) for the purpose of determining Fair Market Value. Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant of Section 102 Awards the Shares are listed on any established stock exchange or a national market system or if the Shares will be registered for trading within ninety (90) days following the date of grant, the Fair Market Value at the date of grant for purposes of 102 Awards, shall be determined in accordance with the average value of the Shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

Notwithstanding the above, the Exercise Price of any Option shall be reduced in the amount of any cash dividend per share distributed by the Company, provided, however, that the Exercise Price shall not be reduced below the par value of the Underlying Share, if any, or any other minimum exercise price required under applicable Law or stock exchange rules.

6.5	Vesting Schedule

Unless otherwise determined by the Administrator, all Options Granted on a certain date shall, subject to continued employment with or service to the Company or Affiliate by the Participant, become vested and exercisable in accordance with the vesting schedule specified in the Grant Letter.

6.6	Minimum Exercise

An Option may not be exercised for fractional Shares.

The exercise of a portion of the Options Granted shall not cause the expiration, termination or cancellation of the remaining unexercised Options held by the Trustee on behalf of the Participant.

6.7	Manner of Exercise

An Option may be exercised by and upon the fulfillment of the following:

(A)	Notice of Exercise

The signing by the Participant, and delivery to both the Company (at its principal office) and the Trustee (if the Options are held by a Trustee), of an exercise notice form as prescribed by the Administrator, including but not limited to: (i) the identity of the Participant, (ii) the number of Options to be exercised, and (iii) the Exercise Price to be paid (the “Notice of Exercise”).

(B)	Exercise Price

The payment by the Participant to the Company, in such manner as shall be determined by the Administrator (which may include procedures for cashless exercise), of the Exercise Price with respect to all the Options exercised, as set forth in the Notice of Exercise.

(C)	Allocation of Shares

Upon the delivery of a duly signed Notice of Exercise and the payment to the Company of the Exercise Price with respect to all the Options specified therein, the Company shall issue the Underlying Shares to the Trustee (according to the applicable Holding Period) or to the Participant, as the case may be.

(D)	Expenses

All costs and expenses including broker fees and bank commissions, derived from the exercise of Options or Underlying Shares, shall be borne solely on the Participant.

6.8	Waiver of Option Rights

At any time prior to the expiration of any Granted (but unexercised) Option, a Participant may waive his rights to such Option by a written notice to the Company’s principal office. Such notice shall specify the number of Options Granted, which the Participant waives, and shall be signed by the Participant.

Upon receipt by the Company of a notice of waiver of such rights, such Options shall expire and shall become available for future Grants and Allocations under the Plan.

6.9	Termination of Employment

6.9.1  Termination of Employment

If a Participant ceases to be an employee, director, officer or Consultant of the Company or Affiliate for any reason (“Termination of Employment”) other than death, Retirement, Disability or Cause, then any vested but unexercised Options on the date of Termination of Employment (as shall be determined by the Company or Affiliate, in its sole discretion), Allocated on the Participant’s behalf (“Exercisable Options”) may be exercised, if not previously expired, not later than the earlier of (i) 90 days after the date of Termination of Employment; or (ii) the Term of the Options.

All other Granted Options for the benefit of Participant shall expire upon the date of Termination of Employment.

6.9.2  Termination for Cause

In the event of Termination of Employment of a Participant for Cause, the Participant’s right to exercise any unexercised Options, Granted to such Participant, whether vested or not on the date of Termination of Employment, shall cease as of such date of Termination of Employment, and the Options shall thereupon expire.

If subsequent to the Participant’s Termination of Employment, but prior to the exercise of Options Granted to such Participant, the Administrator determines that either prior or subsequent to the Participant’s Termination of Employment, the Participant engaged in conduct which would constitute Cause, then the Participant’s right to exercise the Options Granted to such Participant shall immediately cease upon such determination and the Options shall thereupon expire.

The determination by the Administrator as to the occurrence of Cause shall be final and conclusive for all purposes of this Plan.

6.9.3  Termination by Reason of Death, Retirement, or Disability

In the event of Termination of Employment of a Participant by reason of death, Retirement, or Disability, any vested but unexercised Options shall be exercisable in the case of death, by his or her estate, personal representative or beneficiary, or in the case of Retirement or Disability, by the Participant or his or her personal representative (as the case may be), until the earlier of (i) 12 months after the date of Termination of Employment; or (ii) the Term of the Options.

All other Granted Options for the benefit of Participant shall expire upon the date of Termination of Employment.

6.9.4  Exceptions

In special circumstances, pertaining to the Termination of Employment of a certain Participant, the Administrator may in its discretion decide to extend any of the periods stated above in Sections 6.10.1-6.10.3

6.9.5  Transfer of Employment or Service

Subject to the receipt of appropriate approvals from the Israeli Tax Authorities, if applicable, a Participant’s right to Options or the exercise thereof that were Granted to him or her under this Plan, shall not be terminated or expire solely as a result of the fact that the Participant’s employment or service as an employee, officer, director or Consultant changes from the Company to an Affiliate or vice versa.

7.	Awards and Tax Provisions

All Awards under this Plan shall be Granted in accordance with one of the Tax Provisions specified in sections 7.1-7.5.

7.1	Section 102 Trustee Tax Tracks

If the Company elects to Grant Awards to Israeli Participants through (i) the Capital Gains Track Through a Trustee, or (ii) the Income Tax Track Through a Trustee, then, in accordance with the requirements of Section 102, the Company shall appoint a Trustee who will hold in trust on behalf of each Israeli Participant the Allocated Awards and the Underlying Shares issued upon exercise of Options in trust on behalf of each Israeli Participant.

The Holding Period for the Awards will be as follows:

(A)	The Capital Gains Tax Track Through a Trustee – if the Company elects to Allocate the Awards according to the provisions of this track, then the Holding Period will be: 24 months from the date of Allocation; or such period as may be legislated by any amendment of Section 102.

(B)	Income Tax Track Through a Trustee – if the Company elects to Allocate Awards according to the provisions of this track, then the Holding Period will be 12 months from the date of Allocation; or such period as may be legislated by any amendment of Section 102.

Subject to Section 102 and the Rules, Israeli Participants shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of Underlying Shares before the end of the applicable Holding Period. If a Participant sells or removes the Underlying Shares form the Trustee before the end of the applicable Holding Period (“Breach”), the Participant shall pay all applicable taxes imposed on such Breach by Section 7 of the Rules.

In the event of a distribution of rights, including an issuance of bonus shares, in connection with Awards originally Allocated (the “Additional Rights”), all such Additional Rights shall be Allocated and/or issued to the Trustee for the benefit of Israeli Participants, and shall be held by the Trustee for the remainder of the Holding Period applicable to the Awards originally Allocated. Such Additional Rights shall be treated in accordance with the provisions of the applicable Tax Track.

The terms and conditions applicable to the trust relating to the Tax Track selected by the Company, as appropriate, shall be set forth in an agreement signed by the Company and the Trustee (the “Trust Agreement”).

The Holding Period of Section 102, if any, is in addition to the vesting period as specified in this Plan. The Holding Period and vesting period may run concurrently, but neither is a substitute for the other, and each are independent terms and conditions for Awards Granted.

7.2	Tax Track Without a Trustee

If the Company elects to Allocate Awards to Israeli Participants according to the provisions of this track, then the Awards will not be subject to a Holding Period.

7.3	Section 3(i) Options Award

Options granted pursuant to this Section 7.3 are intended to constitute Section 3(i) Options Award and shall be granted to Non-Qualified Israeli Participants subject to the general terms and conditions specified in the Plan, except for any provisions of the Plan applying to Awards under different tax laws or regulations.

To the extent required by the Tax Ordinance or the ITA or otherwise deemed by the Administrator prudent or advisable, the Section 3(i) Options Award granted pursuant to the Plan shall be issued to a Trustee nominated by the Administrator in accordance with the provisions of the Tax Ordinance. In such event, the Trustee shall hold such Options in trust, until exercised by the Participant, pursuant to the Company’s instructions from time to time as set forth in the Trust Agreement, which will be entered into between the Company and the Trustee. If determined by the Board or the Administrator, and subject to such trust agreement the Trustee shall be responsible for withholding any taxes to which a Participant may become liable upon the exercise of such Options.

7.4	Incentive Stock Options

Awards granted pursuant to this Section 7.4 are intended to constitute Incentive Stock Options and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Awards under different tax laws or regulations.

Incentive Stock Options may be granted only to Employees of the Company, or to Employees of a Parent or Subsidiary corporation thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code).

The maximum number of Shares that may be issued pursuant to Incentive Stock Options is 4,500,000 Shares, and such reserve of Shares for grants of Incentive Stock Options shall not be increased without the approval of the shareholders of the Company as required pursuant to Section 421 et seq. of the Code.

The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options granted under the Plan and all other option plans of any Parent or Subsidiary corporation become exercisable for the first time by each Participant during any calendar year shall not exceed one hundred thousand United States dollars (US$100,000) with respect to such Participant. To the extent that the aggregate Fair Market Value of Shares with respect to which the Incentive Stock Options are exercisable for the first time by any Participant during any calendar years exceeds one hundred thousand United States dollars (US$100,000), such Options shall be treated as Nonqualified Stock Options. The foregoing shall be applied by taking Options into account in the order in which they were granted, with the Fair Market Value of any Share to be determined at the time of the grant of the Option. In the event the foregoing results in the portion of an Incentive Stock Option exceeding the one hundred thousand United States dollars (US$100,000) limitation, only such excess shall be treated as a Nonqualified Stock Option.

In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, (i) the Exercise Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the Shares on the Date of Grant of such Incentive Stock Option, and (ii) the Exercise Period shall not exceed five (5) years from the Date of Grant of such Incentive Stock Option.

No disposition of Shares received pursuant to the exercise of Incentive Stock Options (“ISO Shares”), shall be made by the Participant within 2 years from the date of grant, nor within 1 year after the transfer of such ISO Shares to her or him. To the extent that the Participant violates the aforementioned limitations, the Incentive Stock Options shall be deemed to be Nonqualified Stock Options

The status of any ISO Shares shall be subject to approval of the Plan by the Company’s shareholders, such approval to be provided 12 months before or after the date of adoption of the Plan by the Board of Directors.

Notwithstanding anything else in the Plan to the contrary, Incentive Stock Options that are not exercised within three (3) months following termination of Participant’s employment in the Company or its Parent or Subsidiary corporations, or within one year in case of termination of Participant’s employment in the Company or its Parent or Subsidiary corporations due to a Disability (within the meaning of section 22(e)(3) of the Code), shall be deemed to be Nonqualified Stock Options.

Any Grant Letter providing for the grant of Incentive Stock Options shall indicate that adjustments made pursuant to the Plan with respect to Incentive Stock Options could constitute a “modification” of such Incentive Stock Options (as that term is defined in Section 424(h) of the Code) or could cause adverse tax consequences for the holder of such Incentive Stock Options and that the holder should consult with his or her tax advisor regarding the consequences of such “modification” on his or her income tax treatment with respect to the Incentive Stock Option.

Each Participant who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Participant makes a Disqualifying Disposition of any ISO Shares. A “Disqualifying Disposition” is any disposition (including any sale) of such ISO Shares before the later of (i) two years after the date the Participant was granted the Incentive Stock Option, or (ii) one year after the date the Participant acquired Shares by exercising the Incentive Stock Option. If the Participant dies before such ISO Shares are sold, these holding period requirements do not apply and no disposition of the ISO Shares will be deemed a Disqualifying Disposition. A Disqualifying Disposition by a Participant shall not affect the status of any other Option granted under the Plan as an Incentive Stock Option within the meaning of Section 422 of the Code.

7.5	NonQualified Stock Options

Awards granted pursuant to this Section 7.5 are intended to constitute Nonqualified Stock Options and shall be subject to the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Options under different tax laws or regulations. Nonqualified Stock Options may not be granted to Service Providers who are providing services only to a “parent” of the Company, as such term is defined in Rule 405 of Regulation C under the Securities Act of 1933, as amended, unless the Shares underlying such Awards are treated as “service recipient stock” under Section 409A of the Code because the Options are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards comply with the distribution requirements of Section 409A of the Code.

8.	Rights as a Shareholder

Unless otherwise specified in the Plan, a Participant shall not have any rights as a shareholder with respect to Shares issued under this Plan, until such time as the Shares shall be registered in the name of the Participant in the Company’s register of shareholders.

9.	No Special Employment Rights

Nothing contained in this Plan shall confer upon any Participant any right with respect to the continuation of employment by or service to the Company or Affiliate or to interfere in any way with the right of the Company or Affiliate, to terminate such employment or service or to increase or decrease the compensation of the Israeli Participant.

10.	Restrictions on Sale of Awards

10.1	Awards may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent.

10.2	Mergers

In the event of a Merger Transaction, then, subject to obtaining the applicable approvals of the ITA, the Board of Directors in its sole discretion and without the need of obtaining any approval from any of the Participants, shall decide:

(A)	if and how unvested Awards shall be canceled, replaced or accelerated; and

(B)	if and how vested Awards (including Awards with respect to which the vesting period has been accelerated according to Section 10.3 shall be exercised, replaced and/or sold by the Trustee or the Company (as the case may be) on the behalf of Israeli Participants.

10.3	Acceleration Provision

The Administrator, in its sole discretion, may decide to add a provision in certain Grant Letters, according to which in case of a Merger, all or some of the unvested Awards, shall automatically accelerate.

10.4	Lock Up

Notwithstanding the Holding Period at the request of the underwriter, the Administrator may determine that the Underlying Shares issued pursuant to the exercise of Options may be subject to a lock-up period of up to 180 days, or such longer period of time as may be recommended by the Company’s Board of Directors, during which time Participants shall not be allowed to sell Shares.

11.	Term

Awards may be granted pursuant to the Plan from time to time within a period of ten (10) years from the Effective Date. From and after the tenth (10th) anniversary of the Effective Date no grants of Awards may be made and the Plan shall continue to be in full force and effect solely with respect to such Awards that remain outstanding. If any Award, or any part thereof, has not been exercised, in the case of Options, and the Shares covered thereby not paid for within the term of the Award as determined by the Administrator, which in any event shall not exceed ten (10) years after the date on which the Award was granted, as set forth in the Grant Letter, such Award, or such part thereof, and the right to acquire such Shares shall terminate, and all interests and rights of the Participant in and to the same shall expire. In the case of Shares held by a Trustee, the Participant shall elect whether to release such Shares from trust or sell the Shares and upon such release or sale such trust shall expire.

12.	Tax Matters

This Plan shall be governed by, and shall conform with and be interpreted so as to comply with, the requirements of the Tax Ordinance and the Code, as applicable and any written approval from any relevant Tax Authorities. All tax consequences under any applicable law (other than stamp duty) which may arise from the Grant or Allocation of Awards, from the exercise thereof or from the holding or sale of Underlying Shares (or other securities issued under the Plan) by or on behalf of the Participant, shall be borne solely by the Participant. The Participant shall indemnify the Company and/or Affiliate, as the case may be, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexing.

If the Company elects to Allocate Awards according to the provisions of the Income Tax Track Without a Trustee (Section 7.2 of this Plan), and if prior to the exercise of any and/or all of Options, such Israeli Participant ceases to be an employee, director, or officer of the Company or Affiliate, the Israeli Participant shall deposit with the Company a guarantee or other security as required by law, in order to ensure the payment of applicable taxes upon the Exercise of such Options.

13.	Withholding Taxes

Whenever an amount with respect to withholding tax relating to Awards Granted to a Participant and/or Underlying Shares issued upon the exercise of Options is due from the Participant and/or the Company and/or an Affiliate, the Company and/or an Affiliate shall have the right to demand from a Participant such amount sufficient to satisfy any applicable withholding tax requirements related thereto, and whenever Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Option, or transferred thereafter, the Company and/or an Affiliate shall have the right to require the Participant to remit to the Company and/or to the Affiliate, or to the Trustee an amount in cash sufficient to satisfy any applicable withholding tax requirements related thereto. If such amount is not timely remitted, the Company and/or the Affiliate shall have the right to withhold or set-off (subject to Law) such Shares or any other non-cash assets pending payment by the Participant of such amounts.

With regard to Awards Granted to Israeli Participants - until all taxes have been paid in accordance with Rule 7 of the Section 102 Rules, Awards and/or Underlying Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Awards and/or Underlying Shares may be validly transferred in accordance with Section 15 below, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Israeli Participant were he or she to have survived.

14.	No Transfer of Awards

The Trustee shall not transfer Awards to any third party, including a Participant, except in accordance with instructions received from the Administrator.

15.	Transfer of Rights Upon Death

No transfer of any right to an Award or Underlying Share issued upon the exercise of Option thereof by will or by the laws of descent shall be effective to bind the Company unless the Company shall have been furnished with the following signed and notarized documents:

(A)	A written request for such transfer and a copy of the legal documents creating and confirming the right of the person acting with respect to the Participant’s estate and of the transferee;

(B)	A written consent by the transferee to pay any amounts in connection with the Awards and Underlying Shares any payment due according to the provisions of the Plan and otherwise abide by all the terms of the Plan; and

(C)	any such other evidence as the Administrator may deem necessary to establish the right to the transfer of the Option or Underlying Share issued upon the exercise thereof and the validity of the transfer.

16.	No Right of Others to Awards

Subject to the provisions of the Plan, no person other than the Participant shall have any right with respect to Awards Granted to the Participant’s under the Plan.

17.	Expenses and Receipts

The expenses incurred in connection with the administration and implementation of the Plan (including any applicable stamp duty) shall be borne by the Company. Any proceeds received by the Company in connection with the exercise of any Option may be used for general corporate purposes.

18.	Required Approvals

The Plan is subject to the receipt of all approvals required under the Ordinance, the Code and the Law.

19.	Applicable Law

This Plan and all documents delivered or executed by the Company or Affiliate in connection herewith shall be governed by, and construed and administered in accordance with the Law.

20.	Treatment of Participants

There is no obligation for uniformity of treatment of Participants.

21.	No Conflicts

In the event of any conflict between the terms of the Plan and the Grant Letter, the Plan shall prevail, unless the Grant Letter stated specifically that the conflicting provision in the Grant Letter shall prevail.

22.	Amendments and Modification of the Plan

The Board of Directors at any time and from time to time may suspend, terminate, modify or amend the Plan, whether retroactively or prospectively; provided, however, that, unless otherwise determined by the Board, an amendment which requires shareholder approval in order for the Plan to continue to comply with any applicable Law shall not be effective unless approved by the requisite vote of shareholders, and provided further that except as provided herein, no suspension, termination, modification or amendment of the Plan may adversely affect any Award previously granted, without the written consent of Participants holding a majority in interest of the Awards so affected, and in the event that such consent is obtained, all Awards so affected and the holders thereof shall be bound by and be deemed amended as set forth in, such consent.

23.	Participant Undertakings

By entering into this Plan, the Participant shall (1) agree and acknowledge that he or she have received and read the Plan and the Grant Letter; (2) undertake all the provisions set forth in: the Code, Section 3i, or Section 102 (including provisions regarding the applicable Tax Track that the Company has selected) as applicable, the Plan, the Grant Letter and the Trust Agreement (if applicable); and (3) if the Awards are Granted under Section 102, the Israeli Participant shall undertake that subject to the provisions of Section 102 and the Rules, he or she shall not to sell or release the Underlying Shares from trust before the end of the Holding Period (if any).

24.	Miscellaneous

Notwithstanding any provision of this Plan to the contrary, the Company shall not issue the Shares, per the exercise of an Option, on the record date of any of the following events (each, a “Company’s Event”): distribution of bonus shares, rights offering, dividends, share split, reverse share split, or capital reduction and such issuance shall be postponed to the immediately following NASDAQ trading date, provided, however, that in the event the Ex-day (as such term is defined under the regulations of the Tel Aviv Stock Exchange Ltd.) occurs prior to the record date of such Company’s Event, the Company shall not issue the Shares, per the exercise of an Option, on such date and such issuance shall be postponed to the immediately following NASDAQ trading date.

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